EXHIBIT 99

Letter to Our Shareholders

The year 2009 turned out to be one of the most challenging periods we have seen in the last decade. The recessionary trends that became evident in 2008 grew more severe throughout most of 2009. All of the diverse markets we serve, except those for our military and mining products, were negatively affected to some degree. The result was a 17% decline in total sales for the year, to $112.7 million from $135.9 million in 2008. The decline brought with it a reduction in the use of our capacity, which in turn depressed our profitability. Net earnings decreased 77%, to $1.0 million from $4.5 million in 2008.

Significant economic downturns such as manufacturers experienced throughout 2009 require intense and timely efforts by management to ensure continued success. As the economy contracted in 2009, we concentrated on doing all the common-sense things any business should do under the circumstances. We reduced our workforce through layoffs and furloughs, shortened our work schedules as much as we could without disrupting customer service, and restructured our work processes where feasible to enhance productivity. In taking these steps, we acted with caring concern for our employees. The goal of the changes was to more closely align our production costs and operating expenses with the weak sales demand we were experiencing in our operating units. While such measures did not have an immediate impact, they did lead to more positive results in the latter half of 2009. We believe the changes made will be even more beneficial to profit margins when stronger economic activity returns.

We also were concerned to make sure the short-term measures did not undercut our longer term initiatives to promote future growth and profitability. It is essential for us to continue developing new products for the commercial and military markets; to search for acquisitions which will enhance the future growth and profitability of the Company; and to update our capital equipment to improve our productivity and quality.

During the year, we necessarily had to adjust our business plan to focus on maintaining and strengthening our liquidity, a vital objective during difficult economic times. We accomplished that task very successfully, as is shown by our strong balance sheet (included in our Form 10-K report). We serviced our debt obligations, provided for necessary capital expenditures and, most important to our shareholders, continued our record of uninterrupted dividend payments.

A consequence of the global financial crisis was that financial institutions significantly tightened their credit conditions. During 2009, Bank of America, our lender, imposed additional restraints and costs on the Company&#65533;s liquidity. These included a reduction in our lines of credit; a requirement that we maintain large restricted cash balances; and debt covenant restrictions that could potentially impact our freedom to continue our dividend policy. Concluding that the new conditions were unnecessary, we chose to terminate our relationship with Bank of America and entered into a new and more acceptable agreement with People&#65533;s United Bank. We believe that with the new relationship, the Company will have sufficient credit available to sustain itself well into the future.

Segment Performance in 2009

Industrial Hardware Group &#65533; Despite the difficult economic conditions, this segment performed quite well in 2009. We attribute the strength of the segment&#65533;s performance to the diversity of its markets.

Our Eberhard units manufacture latching and other hardware products for trailer trucks, service vehicles and school buses, as well as highly engineered latching systems used in several military vehicles. Eberhard also furnishes locks and latching products, either directly or through our distribution network, to other diverse markets. Most of our vehicular markets were negatively impacted by the poor economy last year. However, our military business remained strong, and will likely stay strong in 2010 and beyond.

The Canadian Commercial Vehicles subsidiary manufactures panels made of a proprietary lightweight composite material. Its major product is sleeper cabs that it provides to the commercial truck market and to the military for use on Class 8 trucks. After softening during 2009, these markets have begun to be more active. In addition, we have recently introduced our lightweight composite panels for use in the construction of delivery vans for the food service industry in Mexico. The panels provide weight reduction resulting in reduced fuel consumption. Several other new and exciting opportunities for our composite panels have also opened up in the electronic flat board market.

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Metal Products Group &#65533; During the last few years, we have experienced poor operating results at Frazer & Jones. The poor results have been caused by a variety of factors which included extraneous one-time charges and some equipment failures causing down time in our operations. To overcome the equipment problems and ensure customer service and manufacturing quality, we intend to spend $2.5 million in 2010 on upgrading major equipment at the unit&#65533;s facility.

The Frazer & Jones division produces a proprietary line of mine roof anchors used in securing the roofs in underground coal and metallurgical mines. The market for our anchors and other mining products is currently very robust. We expect it to remain strong in the future, since we believe coal will continue to play an important role in meeting worldwide energy requirements, notwithstanding the political dialogue regarding coal-fired plants. We remain committed to serving the global coal-mining markets.

Security Products Group &#65533; Of our three segments, Security Products was the one most severely affected by last year&#65533;s weak economic conditions. Security Products markets locks under the SearchAlert, Sesamee and Prestolock brand names, as well as coin collection products and Smart Card systems for the commercial laundry market. The segment serves approximately 20 different markets &#65533; including the luggage, appliance and recreational vehicle industries &#65533; and most of those markets were impacted negatively by the economic downturn. Among the factors contributing to the 2009 results for this segment were reduced travel and stricter baggage-checking policies; weakness in the recreational vehicle markets; gasoline prices; the consumer credit crunch; and housing industry problems. About one-half of the decrease in the Company&#65533;s total 2009 sales volume was due to the markets served by the Security Products Group.

We anticipate that 2010 will be a stronger year for this business than 2009. Some of our markets are showing positive signs, and our Greenwald division is planning to introduce new, higher technology products during the year.

The Company&#65533;s detailed financial statements, footnotes and Management Discussion and Analysis are included in the attached report on Form 10-K. The report also includes the required certifications attesting that we are fully compliant with the applicable provisions of the Sarbanes-Oxley Act and that the information contained in the report fairly presents, in all material respects, the Company&#65533;s financial condition and results of operations. I urge all of you to read Form 10-K.

We believe that the short-range actions we took and the longer range goals we did not sacrifice will deliver benefits in 2010. Even if the economic recovery is modest, we will experience greater utilization of our capacity; this, along with our cost reductions, will result in more acceptable margins. The introduction of new products will enable us to enter new markets. These factors will put us in a strong strategic position to benefit from any economic recovery.

As always, I thank our shareholders and Board of Directors for their confidence and support, and all of our employees for their hard work, dedication and understanding during these difficult times.

/s/Leonard F. Leganza

Leonard F. Leganza

Chairman, President and Chief Executive Officer

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